EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(Dollars in thousands)	2004	2003	2002
I. Earnings:
Net income before preferred stock dividends	$16,176	$13,380	$11,507
Fixed charges excluding preferred stock dividends	—	—	—

Earnings before fixed charges	$16,176	$13,380	$11,507

II. Fixed charges:
Preferred stock dividends	$14,252	$12,125	$9,663

III. Ratios of earnings to fixed charges	1.13x	1.10x	1.19x